Jason Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

May 7, 2021

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, D.C. 20549 Attn: Ronald E. Alper

Re:	Concord Acquisition Corp III Registration Statement on Form S-1 Filed March 26, 2021 File No. 333-254789

Dear Mr. Alper,

On behalf of Concord Acquisition Corp III (the “Company”), we are hereby responding to the letter, dated April 22, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1 filed on March 26, 2021 (the “Registration Statement”). For ease of reference, the text of the Staff’s comment, as set forth in the Comment Letter, is included in bold-face type below, followed by the Company’s response.

Registration Statement on Form S-1 Filed March 26, 2021

Risk Factors

Since our initial stockholders will lose their entire investment in us…., page 45

1.	You describe conflicts of interest on page 45 in circumstances where the founder shares become worthless without an initial business combination. Please also disclose in quantitative and qualitative terms how economic incentives could result in substantial misalignment of interests where an initial business combination does occur. For example, since your sponsor and officers and directors acquired 20% of your ordinary shares for approximately $0.003 per share and the offering is for $10.00 per unit, the officers and directors could make a substantial profit after the initial business combination even if public investors experience substantial losses. Please revise here and elsewhere, as appropriate.

May 7, 2021

Response: The Company acknowledges the Staff’s comment and has revised the risk factor in question, added an additional risk factor on page 45 and added additional disclosure on pages 7 and 114 in the Registration Statement in response.

Our amended and restated certificate of incorporation...., page 63

2.	We note your disclosure here and on page 137 that your exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act, for which the federal district courts of the United States of America shall be the sole and exclusive forum. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please clarify.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 63 and 137 in the Registration Statement in response.

Principal Stockholders, page 118

3.	Please identify the persons with voting and dispositive control over CA2 Co- Investment LLC.

Response: The Company acknowledges the Staff’s comment and has identified the persons with voting and dispositive control over CA2 Co-Investment LLC in the Principal Stockholders table.

If you have any questions related to this letter, please contact the undersigned at (703) 749-1386.

Sincerely,

/s/ Jason Simon
Jason Simon
Greenberg Traurig, LLP